UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1028277

As at June 16, 2009

ANOORAQ RESOURCES CORPORATION
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

  Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 0-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Iemrahn Hassen
Director and Chief Financial Officer

Date: June 16, 2009

* Print the name and title of the signing officer under his signature

Ste. 1020-800 West Pender Street
Vancouver, BC V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092
www.anooraqresources.com

ANOORAQ ANNOUNCES RESULTS OF ANNUAL & EXTRAORDINARY GENERAL MEETINGS,
CHANGES TO THE BOARD OF DIRECTORS & SIGNING OF DEFINITIVE FUNDING AGREEMENTS

June 16, 2009 Vancouver, BC ― Anooraq Resources Corporation ("Anooraq" or the "Company") (TSXV: ARQ; NYSE Amex: ANO; JSE: ARQ) announces that all the resolutions proposed at the annual general meeting ("AGM") held on Monday, June 15, 2009 were passed by the requisite majorities of votes. The following directors did not stand for re-election at the AGM: Mr. Scott Cousens, Mr. Robert Dickinson, Mr. David Elliott and Dr. Popo Molefe. The board wishes to thank these directors for their contribution to the board and the company over the past years and to wish each of them every success in their future endeavours.

The Company also advises that all the relevant resolutions relating to the acquisition by Anooraq of, among other things, an effective 51% interest in Lebowa Platinum Mine ("Lebowa") from Anglo Platinum Limited ("Anglo Platinum") ("the Acquisition"), as well as the resolutions relating to the amendments to the stock option plan and the compensation transactions, were passed by the requisite majorities of votes at the extraordinary general meeting held immediately after the AGM on Monday, June 15, 2009.

All of the material agreements relating to the Acquisition, including definitive funding agreements relating to:

•         the provision of ZAR 750 million (C$103.6 million) of senior debt funding by Standard Chartered Bank plc;
•          the issue of cumulative redeemable "A" preference shares to Rustenburg Platinum Mines Limited ("RPM"), a wholly owned subsidiary of Anglo Platinum, in order to raise ZAR 1.2 billion (C$0.17 billion);
•         the issue of cumulative convertible "B" preference shares to a special purpose financing vehicle established between Anglo Platinum and Pelawan in order to raise ZAR 1.1 billion (C$0.15 billion);
•         the provision by Anglo Platinum of two facilities - an operating cash flow shortfall facility of up to a maximum of ZAR 750 million (C$103.6 million) and a standby loan facility, comprising up to a maximum of 29/49 of RPM's attributable share of the free cash flows from Lebowa; and
•         the provision by Anglo Platinum of approximately ZAR 150 million (C$20.7 million) to facilitate the participation of communities and Lebowa employees in the transaction have been signed by the relevant parties.

The Company anticipates that the remaining conditions precedent to the Acquisition will be fulfilled or waived by June 30, 2009 and that the Acquisition will accordingly become unconditional with effect from July 1, 2009.

For further information on Anooraq and its South African properties, please visit our website www.anooraqresources.com or call investor services in South Africa at +27 11 883 0831 or in North America at 1 800 667 2114.

On behalf of the Board of Directors
Philip Kotze
President and CEO

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.
The NYSE Amex Exchange has neither approved nor disapproved the contents of this press release.

Cautionary and Forward Looking Information

This release includes certain statements that may be deemed "forward looking statements". All statements in this release, other than statements of historical facts, that address potential acquisitions, future production, reserve potential, exploration drilling, exploitation activities and events or developments that Anooraq expects are forward looking statements. Anooraq believes that such forward looking statements are based on reasonable assumptions, including assumptions that: the Transaction will complete; Lebowa will continue to achieve production levels similar to previous years; Anooraq will be able to complete its financing strategy on relatively favourable terms; and the Ga-Phasha and Platreef Project exploration results will continue to be positive. Forward looking statements however, are not guarantees of future performance and actual results or developments may differ materially from those in forward looking statements. Factors that could cause actual results to differ materially from those in forward looking statements include market prices, exploitation and exploration successes, changes in and the effect of government policies with respect to mining and natural resource exploration and exploitation and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward looking statements. For further information on Anooraq, investors should review the Company`s annual information form filed on www.sedar.com or its form 20-F with the United States Securities and Exchange Commission and its other home jurisdiction filings that are available at www.sedar.com.